Acre Mezcal Holdings Corp.



ANNUAL REPORT

11601 Wilshire Blvd. Suite 2480

Los Angeles, CA 90025

(310) 486-3933

https://www.acremezcal.com/

This Annual Report is dated April 6, 2021.

BUSINESS

Acre Mezcal is a marketer and wholesaler of premium artisanal mezcal from the fields of Oaxaca and Durango, Mexico. We have cultivated a brand that reflects the explorer in each of us, eschewing boundaries, borders, and limits, driven by a deep curiosity and an insatiable thirst for new experiences.

Today, we primarily self distribute our products in Los Angeles, CA and Los Cabos, Mexico, though we have a signed contract for a new distributor partnership in Nevada. Over the next two years, we plan on significantly expanding our national and international footprint to key markets, such as Las Vegas, New York, and Miami, while also expanding our marketing and sales teams with dedicated brand ambassadors. We do not produce our products in-house but go through an independent third-party supplier.

Our sales are split between on-premise (restaurants and bars), off-premise (retail and grocery), and direct-to-consumer (via our online platform). All our USA sales have been made through a single salesperson and we hope to add more with the fundraise.

Previous Offerings

None

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:
Financial Statements
Our financial statements for the full year ending December 31, 2020, and full year ending December 31, 2019, can be found in an Exhibit to the Form C of which this Offering Memorandum forms a part.
Financial Condition
The Company's wholly-owned operating subsidiaries Acre Mezcal LLC and Acre Vida Destilados S. de R.L. de C.V. generate revenue by selling artisanal mezcal and related products and services in In the United States, Mexico and around the world. Sales between the United States and Mexico have historically represented nearly all of the Company's annual sales. The Company's cost of sales includes raw material and packaging costs incurred through the point that the Company's product departs their bottling facility in Durango, Mexico. Company sold product exclusively in Mexico in 2019 and did not begin US operations until January 2020.
Results of Operations
Full year ended December 31, 2019 compared to Full year ended December 31, 2020
Revenue
Revenue for fiscal 2020 was $113,581, a 90% increase compared to FY 2019 revenue of $59,637. 2020 results grew primarily due to entrance into the US market. This strong performance was significantly offset in the Mexican market due to the COVID 19 pandemic's impact on sales in Los Cabos. Mexican operations for the Company essentially halted from mid-March 2020 through early August 2020. US sales are primarily composed of the Company's Espadín and Cenizo expressions due to a market shift to cocktail-friendly and less expensive products. We believe that the US market, and particularly Los Angeles, is the most important for us to demonstrate success with our products, so we spent the vast majority of our marketing and sales efforts in Los Angeles in 2020. The Company also benefitted from a one-time, non-recurring $13,000 revenue event in 2019.
Cost of Sales
Cost of sales in 2020 was $46,209, an increase of approximately $35,000, from costs of $11,236 in FY 2019. The increase was largely due to an artificially low cost of sales in 2019. The Company received a substantial one-time free inventory (bottles, labels etc.) transfer from Acre Resort which was used in much of the Company's 2019 product sales.
Gross Margins
2020 gross profit increased by $19,000 over full FY 2019 gross profit and gross margins as a percentage of revenues decreased to 59% 2020 from 82% in FY 2019. This decrease is due to

no Cost of Sales being incurred on the one-time, non-recurring $13,000 revenue event in 2019 and the substantial one-time free inventory transfer from Acre Resort. The Company benefits from strong gross margins in the US and Mexico due to their current self-distribution model, partially offset in 2020 by a higher mix of less-expensive product sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and distributor fees. Expenses 2020 increased to $113,354 from $28,042 in FY 2019. Approximately $35,000 of this payroll expense was due to the addition of our Hatched Creatives marketing team as well as some temporary staff in Los Cabos. Sales and Marketing expenses increased to $26,000 in 2020 from $8,000 in FY 2019 following the Company's entrance into the American market.

Historical results and cash flows:

Our historical cash flows are reflective of our startup costs and self distribution model. As the Company expands, we anticipate significantly higher revenues and somewhat lower gross margins as the result of new distributor partnerships. Gross margin declines will be partially offset by lower inventory costs as a result of scaling operations. The Company anticipates sales and marketing expenses to increase substantially along as proceeds are put to use.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $44,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: CalPrivate bank

Amount Owed: $83,217.00

Interest Rate: 5.25%

Maturity Date: October 31, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jordan Haddad

Jordan Haddad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August 27, 2019 - Present

Responsibilities: Oversee all operations and strategic decisions regarding Acre Mezcal. Key rolls include business development, sales, strategic partnerships, logistics and operations, accounting and finance. No salary and no equity compensation as of Dec. 2020, but after the completion of this fundraise will take $50,000 salary

Other business experience in the past three years:

Employer: Oaktree Capital

Title: Associate

Dates of Service: August 01, 2016 - August 01, 2018

Responsibilities: Evaluated potential high yield bond and leveraged loan investments in the primary and secondary markets across various credit strategies containing more than $20bn of AUM

Name: Stuart McPherson

Stuart McPherson's current primary role is with Acre Baja. Stuart McPherson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 27, 2019 - Present

Responsibilities: Overseeing operations and business development in Los Cabos, Mexico. No equity or cash compensation

Other business experience in the past three years:

Employer: Acre Baja

Title: Co-founder

Dates of Service: December 01, 2015 - Present

Responsibilities: Co-head of all operations at the Acre Baja Resort

Name: Cameron Watt

Cameron Watt's current primary role is with Acre Baja. Cameron Watt currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 27, 2019 - Present

Responsibilities: Overseeing operations and business development opportunities in Los Cabos, Mexico. No cash or equity compensation

Other business experience in the past three years:

Employer: Acre Baja

Title: Co-founder

Dates of Service: December 01, 2015 - Present

Responsibilities: Overseeing all operations at the Acre Baja resort

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

If the below data is accurate please copy it in to the Principal Securities Holders field below it

Title of class: Common Stock

Stockholder Name: Jordan Haddad

Amount and nature of Beneficial ownership: 485,000

Percent of class: 48.23

Title of class: Common Stock

Stockholder Name: Stuart McPherson

Amount and nature of Beneficial ownership: 242,500

Percent of class: 24.12

Title of class: Common Stock

Stockholder Name: Cameron Watt

Amount and nature of Beneficial ownership: 242,500

Percent of class: 24.12

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 1,006,036 shares of common stock, par value $9.94per share. As of December 31, 2020, 107,645 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Acre Mezcal Holdings Corp.

By /s/ *Jordan Haddad*

    Name: Jordan Haddad

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ACRE MEZCAL, LLC

Consolidated financial statements for the periods ended October 31, 2020 and December 31, 2019 and 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Acre Mezcal, LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Acre Mezcal, LLC, which comprise the consolidated balance sheets as of October 31, 2020 and December 31, 2019 and 2018, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the periods then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 10, 2020

ACRE MEZCAL, LLC
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2020, DECEMBER 31, 2019 AND 2018

ASSETS

	2020	2019	2018
CURRENT ASSETS			
Cash and cash equivalents	$ 22,506	$ 15,842	$ -
Accounts receivable, net	57,521	23,359	-
Inventory	65,948	68,948	-
TOTAL CURRENT ASSETS	145,975	108,149	-
OTHER ASSETS			
Intangible assets	9,996	10,562	-
	9,996	10,562	-
TOTAL ASSETS	$ 155,971	$ 118,711	$ -

LIABILITIES AND MEMBERS' EQUITY

	2020	2019	2018
CURRENT LIABILITIES			
Accounts payable	$ 11,676	$ 5,810	$ -
Accrued expenses	7,681	3,895	-
Line of credit	58,700	12,457	-
TOTAL CURRENT LIABILITIES	78,057	22,162	-
TOTAL LIABILITIES	78,057	22,162	-
MEMBERS' EQUITY			
Contributions/(Distributions)	71,099	76,190	-
Retained earnings	6,815	20,359	-
TOTAL MEMBERS' EQUITY	77,914	96,549	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 155,971	$ 118,711	$ -

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL, LLC
CONSOLIDATED STATEMENTS OF INCOME
OCTOBER 31, 2020, DECEMBER 31, 2019 AND 2018

	2020	2019	2018
REVENUES	$ 98,680	$ 59,637	$ -
COST OF GOODS SOLD	32,404	11,236	-
GROSS PROFIT	66,276	48,401	-
OPERATING EXPENSES			
Amortization expense	1,806	266	-
General and administrative	14,504	7,503	-
Professional fees	8,697	12,347	-
Sales and marketing	25,743	7,926	-
TOTAL OPERATING EXPENSES	79,820	28,042	-
NET OPERATING INCOME	(13,544)	20,359	-
NET INCOME (LOSS)	$ (13,544)	$ 20,359	$ -

ACRE MEZCAL, LLC
CONSOLIDATED STATEMENTS OF EQUITY
OCTOBER 31, 2020, DECEMBER 31, 2019 AND 2018

	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 31, 2018	$ -	-	$ -
Net income	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2018	-	$	$ -
Contributions	76,190	-	76,190
Net income	-	20,359	20,359
ENDING BALANCE, DECEMBER 31, 2019	$ 76,190	20,359	$ 96,549
Distributions	(5,091)	-	$ (5,091)
Net loss	-	(13,544)	$ (13,544)
ENDING BALANCE, OCTOBER 31, 2020	$ 71,099	6,815	$ 77,914

See independent accountant's review report and accompanying notes to financial statements.

ACRE MEZCAL, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
OCTOBER 31, 2020, DECEMBER 31, 2019 AND 2018

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (13,544)	$ 20,359	$ -
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Amortization expense	1,806	266	-
(Increase) decrease in assets:			
Accounts receivable	(34,162)	(23,359)	-
Inventory	3,000	(68,948)	-
Increase in liabilities:			
Accounts payable	5,866	5,810	-
Accrued expenses	3,786	3,895	-
CASH USED FOR OPERATING ACTIVITIES	(33,248)	(61,977)	-
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash used for intangible assets	(1,240)	(10,828)	-
CASH USED FOR INVESTING ACTIVITIES	(1,240)	(10,828)	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Line of credit	46,243	12,457	-
Contributions/(Distributions)	(5,091)	76,190	-
CASH PROVIDED BY FINANCING ACTIVITIES	41,152	88,647	-
NET INCREASE IN CASH	6,664	15,842	-
CASH AT BEGINNING OF PERIOD	15,842	-	-
CASH AT END OF PERIOD	$ 22,506	$ 15,842	$ -
CASH PAID DURING THE YEAR FOR:			
INTEREST	$ 1,270	$ 30	$ 30
INCOME TAXES	$ -	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Acre Mezcal, LLC was formed in the State of Nevada on August 27, 2019.

Acre Vida Destilados, S. de R.L. de C.V was formed in Cabo San Lucas, Baja California Sur on September 19, 2017. This Company did not start operations until Acre Mezcal, LLC was formed in the State of Nevada.

The Company produces a luxury mezcal in small batches that uses the highest quality ingredients. The Company has been awarded a Double Gold Medal and three Silver Medals at the 2020 San Francisco World Spirits competition.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of Acre Mezcal, LLC and Acre Vida Destilados, S. de R.L. de C.V. Both Companies are under the control of the same members and all operations have been consolidated into the books of Acre Mezcal, LLC. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of October 31, 2020 and December 31, 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of October 31, 2020 and December 31, 2019.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of October 31, 2020, and December 31, 2019, the Company recorded an allowance for doubtful accounts in the amounts of $68 and nil, respectively.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At October 31, 2020 and December 31, 2019, the balance of inventory related to finished goods was $36,147 and $43,695 and the balance of inventory related to raw materials was $29,801 and 25,253, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademarks and development costs. Intangible assets are amortized over their useful lives ranging from 5-15 years. Amortization expense for the period ending October 31, 2020, and December 31, 2019, was $1,806 and $266, respectively.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Nevada and California and the country of Mexico.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of October 31, 2020, and December 31, 2019 the Company had recognized sales of $98,680 and $59,637, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   **Summary of Significant Accounting Policies (continued)**

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of formation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Line of Credit**

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 5.25% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of October 31, 2020, and December 31, 2019, the Company had $58,700 and $12,457, respectively, outstanding on the line of credit.

4.   **Subsequent Events**

During November 2020, management of the Company formed, Acre Mezcal Holdings Corp, a Delaware Corporation to hold both Acre Mezcal, LLC and Acre Vida Destilados, S. de R.L. de C.V.

The Company has evaluated subsequent events through December 10, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Jordan Haddad, Principal Executive Officer of Acre Mezcal Holdings Corp., hereby certify that the financial statements of Acre Mezcal Holdings Corp. included in this Report are true and complete in all material respects.

Jordan Haddad

Principal Executive Officer